United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs on the composition of the Audit Committee

Rio de Janeiro, June 2nd, 2022 - The Board of Directors of Vale S.A (“Vale” or the “company”) resolved on the composition of the Audit Committee (“committee”) of the company, with a term of office until 2023. The following members were elected: Mr. Manuel Lino Silva de Sousa Oliveira (“Ollie Oliveira”), Mr. Murilo César Lemos dos Santos Passos and Mrs. Rachel de Oliveira Maia, independent members of Vale's Board of Directors; Mrs. Luciana Pires Dias and Mr. Sergio Ricardo Romani, both external experts who have participated in the committee since its establishment in March 2020.

Two members of the Audit Committee are experts in accounting and auditing: Mr. Ollie Oliveira and Mr. Sergio Ricardo Romani. Mr. Ollie Oliveira continues as the committee’s coordinator. Resumes of the committee members are available for consultation in the company's Reference Form.

Vale's Audit Committee is a statutory body that advises the Board of Directors and aims to oversee the quality and integrity of financial reports, compliance with legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of internal and independent auditors.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 2, 2022		Head of Investor Relations